Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter ended June 30, 2020, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the entities as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter ended June 30, 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As described in Note 1 (d) to the Statement, the Company has responded to inquiries from Indian regulatory authorities relating to whistle blower allegations. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim condensed consolidated financial statements. The Company’s Board of Directors is responsible for the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Partner

Place: Mumbai Date: July 15, 2020	(Membership No.039826) UDIN: 20039826AAAAFJ2599

Annexure to Auditors’ Report

List of Entities:

  Infosys Technologies (China) Co. Limited
  Infosys Technologies S. de R. L. de C. V.
  Infosys Technologies (Sweden) AB.
  Infosys Technologies (Shanghai) Company Limited
  Infosys Tecnologia DO Brasil LTDA. (effective October 01, 2019, merged into Infosys Consulting Ltda.)
  Infosys Nova Holdings LLC.
  EdgeVerve Systems Limited
  Infosys Austria GmbH
  Skava Systems Pvt. Ltd.
  Kallidus Inc.
  Infosys Chile SpA
  Infosys Arabia Limited
  Infosys Consulting Ltda.
  Infosys CIS LLC
  Infosys Luxembourg SARL
  Infosys Americas Inc.
  Infosys Public Services, Inc.
  Infosys Canada Public Services Inc.
  Infosys BPM Limited
  Infosys (Czech Republic) Limited s.r.o.
  Infosys Poland Sp Z.o.o
  Infosys McCamish Systems LLC
  Portland Group Pty Ltd
  Infosys BPO Americas LLC.
  Infosys Consulting Holding AG
  Infosys Management Consulting Pty Limited
  Infosys Consulting AG
  Infosys Consulting GmbH
  Infosys Consulting S.R.L, Romania
  Infosys Consulting SAS
  Infosys Consulting s.r.o.
  Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)
  Infy Consulting Company Limited
  Infy Consulting B.V.
  Infosys Consulting Sp. Z.o.o
  Lodestone Management Consultants Portugal, Unipessoal, Lda.
  Infosys Consulting S.R.L, Argentina
  Infosys Consulting (Belgium) NV
  Panaya Inc.
  Panaya Limited.
  Panaya GmbH
  Panaya Japan Co. Ltd (liquidated effective October 31, 2019)
  Brilliant Basics Holdings Limited

Annexure to Auditors’ Report

List of Entities:

  Brilliant Basics Limited
  Brilliant Basics (MENA) DMCC
  Infosys Consulting Pte Ltd.
  Infosys Middle East FZ LLC
  Fluido Oy
  Fluido Sweden AB (Extero)
  Fluido Norway A/S
  Fluido Denmark A/S
  Fluido Slovakia s.r.o
  Fluido Newco AB
  Infosys Compaz PTE. Ltd
  Infosys South Africa (Pty) Ltd
  Wong Doody Holding Company Inc.
  WDW Communications, Inc.
  WongDoody, Inc
  HIPUS (Acquired on April 01, 2019)
  Stater N.V. (Acquired on May 23, 2019)
  Stater Nederland B.V. (acquired on May 23, 2019)
  Stater Duitsland B.V. (acquired on May 23, 2019)
  Stater XXL B.V. (acquired on May 23, 2019)
  HypoCasso B.V. (acquired on May 23, 2019)
  Stater Participations B.V. (acquired on May 23, 2019)
  Stater Deutschland Verwaltungs-GmbH (acquired on May 23, 2019)
  Stater Deutschland GmbH & Co. KG (acquired on May 23, 2019)
  Stater Belgium N.V./S.A. (Acquired on May 23, 2019)
  Outbox systems Inc. dba Simplus (US) (acquired on March 13, 2020)
  Simplus North America Inc. (acquired on March 13, 2020)
  Simplus ANZ Pty Ltd. (acquired on March 13, 2020)
  Simplus Australia Pty Ltd (acquired on March 13, 2020)
  Sqware Peg Digital Pty Ltd (acquired on March 13, 2020)
  Simplus Philippines, Inc. (acquired on March 13, 2020)
  Simplus Europe, Ltd. (acquired on March 13, 2020)
  Simplus U.K., Ltd. (acquired on March 13, 2020)
  Simplus Ireland, Ltd. (acquired on March 13, 2020)
  Infosys Employees Welfare Trust
  Infosys Employee Benefits Trust
  Infosys Science Foundation
  Infosys Expanded Stock Ownership Trust

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter ended June 30, 2020, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

  is presented in accordance with the requirements of Regulation 33 of the Listing Regulation; and

  gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (Ind AS 34) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter ended June 30, 2020.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As described in Note 1(d) to the Statement, the Company has responded to inquiries from Indian regulatory authorities relating to whistle blower allegations. The scope, duration, or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter ended June 30, 2020. The Company’s Board of Directors is responsible for the preparation and presentation of the standalone financial results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Partner

Place: Mumbai Date: July 15, 2020	(Membership No.039826) UDIN: 20039826AAAAFL4685

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in ₹ crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
	Audited	Audited	Audited	Audited
Revenue from operations	23,665	23,267	21,803	90,791
Other income, net	475	614	736	2,803
Total Income	24,140	23,881	22,539	93,594
Expenses
Employee benefit expenses	13,604	12,916	12,302	50,887
Cost of technical sub-contractors	1,626	1,704	1,640	6,714
Travel expenses	116	667	827	2,710
Cost of software packages and others	893	755	617	2,703
Communication expenses	163	139	127	528
Consultancy and professional charges	262	339	291	1,326
Depreciation and amortisation expenses	756	749	681	2,893
Finance cost	48	45	40	170
Other expenses	880	1,071	847	3,656
Total expenses	18,348	18,385	17,372	71,587
Profit before tax	5,792	5,496	5,167	22,007
Tax expense:
Current tax	1,321	1,335	1,460	5,775
Deferred tax	199	(174)	(95)	(407)
Profit for the period	4,272	4,335	3,802	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	147	(21)	(17)	(180)
Equity instruments through other comprehensive income, net	(1)	(2)	3	(33)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(6)	–	(24)	(36)
Exchange differences on translation of foreign operations	164	237	25	378
Fair value changes on investments, net	54	15	16	22
Total other comprehensive income/(loss), net of tax	358	229	3	151
Total comprehensive income for the period	4,630	4,564	3,805	16,790
Profit attributable to:
Owners of the company	4,233	4,321	3,798	16,594
Non-controlling interest	39	14	4	45
	4,272	4,335	3,802	16,639
Total comprehensive income attributable to:
Owners of the company	4,586	4,545	3,798	16,732
Non-controlling interest	44	19	7	58
	4,630	4,564	3,805	16,790
Paid up share capital (par value ₹5/- each, fully paid)	2,122	2,122	2,137	2,122
Other equity *#	63,328	63,328	62,778	63,328
Earnings per equity share (par value ₹5/- each)**
Basic (₹)	9.98	10.19	8.83	38.97
Diluted (₹)	9.97	10.18	8.82	38.91

*	Balances for the quarter ended June 30, 2020 and June 30, 2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 and March 31, 2019 respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2020, March 31, 2020, and June 30, 2019
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2020 have been taken on record by the Board of Directors at its meeting held on July 15, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Board appointment:

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Bobby Parikh as an additional and Independent Director of the Company effective July 15, 2020 for a period of 3 years, subject to the approval of the shareholders.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of COVID-19, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)	Update on the whistleblower matter

On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. Additionally, on the matter pertaining to the shareholder class action suit, as previously disclosed by the Company in October 2019, the plaintiff voluntarily dismissed the lawsuit without prejudice on May 21, 2020.

2. Information on dividends for the quarter ended June 30, 2020

For financial year 2020, the Board recommended a final dividend of ₹ 9.50/- per equity share. The same was approved by the shareholders in the Annual General Meeting of the company held on June 27, 2020 and was paid on July 3, 2020.

 (in ₹)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
Dividend per share (par value ₹5/- each)
Interim dividend	–	–	–	8.00
Final dividend	–	9.50	–	9.50

3. Segment reporting (Consolidated - Audited)

(in ₹ crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
Revenue by business segment
Financial Services (1)	7,457	7,282	6,856	28,625
Retail (2)	3,391	3,622	3,435	14,035
Communication (3)	3,165	3,017	3,004	11,984
Energy, Utilities, Resources and Services	3,027	2,992	2,833	11,736
Manufacturing	2,256	2,363	2,099	9,131
Hi-Tech	2,063	1,831	1,679	6,972
Life Sciences (4)	1,575	1,484	1,341	5,837
All other segments (5)	731	676	556	2,471
Total	23,665	23,267	21,803	90,791
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	23,665	23,267	21,803	90,791
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,001	1,863	1,714	7,306
Retail (2)	1,048	1,058	1,032	4,212
Communication (3)	621	560	622	2,424
Energy, Utilities , Resources and Services	851	856	724	3,216
Manufacturing	506	557	413	2,059
Hi-Tech	598	431	370	1,604
Life Sciences (4)	476	344	278	1,431
All other segments (5)	20	37	5	64
Total	6,121	5,706	5,158	22,316
Less: Other Unallocable expenditure	756	779	687	2,942
Add: Unallocable other income	475	614	736	2,803
Less: Finance cost	48	45	40	170
Profit before tax and non-controlling interests	5,792	5,496	5,167	22,007

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in ₹ crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
Revenue from operations	20,325	20,187	19,131	79,047
Profit before tax	5,378	5,128	4,821	20,477
Profit for the period	4,008	4,069	3,569	15,543

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India July 15, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2020, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
	Audited	Unaudited	Audited	Audited
Revenues	3,121	3,197	3,131	12,780
Cost of sales	2,071	2,133	2,122	8,552
Gross profit	1,050	1,064	1,009	4,228
Operating expenses	342	390	367	1,504
Operating profit	708	674	642	2,724
Other income, net	63	84	106	395
Finance cost	6	6	6	24
Profit before income taxes	765	752	742	3,095
Income tax expense	201	160	196	757
Net profit	564	592	546	2,338
Earnings per equity share *
Basic	0.13	0.14	0.13	0.55
Diluted	0.13	0.14	0.13	0.55
Total assets	13,037	12,260	12,417	12,260
Cash and cash equivalents and current investments	2,886	3,080	3,044	3,080

* EPS is not annualized for the quarter ended June 30, 2020, March 31, 2020, and June 30, 2019.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter ended June 30, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in ₹ crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
	Audited	Audited	Audited	Audited
Revenue from operations	20,325	20,187	19,131	79,047
Other income, net	478	585	713	2,700
Total income	20,803	20,772	19,844	81,747
Expenses
Employee benefit expenses	11,222	10,666	10,380	42,434
Cost of technical sub-contractors	2,095	2,168	2,044	8,447
Travel expenses	92	564	700	2,241
Cost of software packages and others	481	457	363	1,656
Communication expenses	114	100	93	381
Consultancy and professional charges	193	284	234	1,066
Depreciation and amortisation expense	546	548	510	2,144
Finance cost	31	31	27	114
Other expenses	651	826	672	2,787
Total expenses	15,425	15,644	15,023	61,270
Profit before tax	5,378	5,128	4,821	20,477
Tax expense:
Current tax	1,225	1,194	1,316	5,235
Deferred tax	145	(135)	(64)	(301)
Profit for the period	4,008	4,069	3,569	15,543
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	156	(25)	(17)	(184)
Equity instruments through other comprehensive income, net	–	(3)	–	(31)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(6)	–	(24)	(36)
Fair value changes on investments, net	49	13	15	17
Total other comprehensive income/ (loss), net of tax	199	(15)	(26)	(234)
Total comprehensive income for the period	4,207	4,054	3,543	15,309
Paid-up share capital (par value ₹5/- each fully paid)	2,129	2,129	2,145	2,129
Other Equity*	60,105	60,105	60,533	60,105
Earnings per equity share ( par value ₹5 /- each)**
Basic (₹)	9.41	9.55	8.26	36.34
Diluted (₹)	9.41	9.55	8.25	36.32

*	Balances for the quarter ended June 30,2020 and June 30, 2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 and March 31, 2019 respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2020, March 31, 2020, and June 30, 2019.

1. Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter ended June 30, 2020 have been taken on record by the Board of Directors at its meeting held on July 15, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Board appointment:

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Bobby Parikh as an additional and Independent Director of the Company effective July 15, 2020 for a period of 3 years, subject to the approval of the shareholders.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Company has considered the possible effects that may result from COVID-19 in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of COVID-19, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

d)	Update on the whistleblower matter

On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. Additionally, on the matter pertaining to the shareholder class action suit, as previously disclosed by the Company in October 2019, the plaintiff voluntarily dismissed the lawsuit without prejudice on May 21, 2020.

2. Information on dividends for the quarter ended June 30, 2020

For financial year 2020, the Board recommended a final dividend of ₹ 9.50/- per equity share. The same was approved by the shareholders in the Annual General Meeting of the company held on June 27, 2020 and was paid on July 3, 2020.

(in ₹)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
Dividend per share (par value ₹5/- each)
Interim dividend	–	–	–	8.00
Final dividend	–	9.50	–	9.50

3. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2020.

By order of the Board for Infosys Limited

Bengaluru, India July 15, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in ₹ crore, except per equity share data)

Particulars	Quarter ended June 30,	Yearended March 31,	Quarter ended June 30,
	2020	2020	2019
Revenue from operations	23,665	90,791	21,803
Profit before tax	5,792	22,007	5,167
Profit for the period	4,272	16,639	3,802
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	4,630	16,790	3,805

Profit attributable to:
Owners of the company	4,233	16,594	3,798
Non-controlling interest	39	45	4
	4,272	16,639	3,802
Total comprehensive income attributable to:
Owners of the company	4,586	16,732	3,798
Non-controlling interest	44	58	7
	4,630	16,790	3,805
Paid-up share capital (par value ₹5/- each fully paid)	2,122	2,122	2,137
Other equity*#	63,328	63,328	62,778
Earnings per share (par value ₹5/- each)**
Basic (₹)	9.98	38.97	8.83
Diluted (₹)	9.97	38.91	8.82

*	Balances for the quarter ended June 30, 2020 and June 30, 2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 and March 31, 2019 respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2020 and June 30, 2019

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2020 have been taken on record by the Board of Directors at its meeting held on July 15, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Board appointment:

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Bobby Parikh as an additional and Independent Director of the Company effective July 15, 2020 for a period of 3 years, subject to the approval of the shareholders.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of COVID-19, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)	Update on the whistleblower matter

On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. Additionally, on the matter pertaining to the shareholder class action suit, as previously disclosed by the Company in October 2019, the plaintiff voluntarily dismissed the lawsuit without prejudice on May 21, 2020.

2. Information on dividends for the quarter ended June 30, 2020

For financial year 2020, the Board recommended a final dividend of ₹ 9.50/- per equity share. The same was approved by the shareholders in the Annual General Meeting of the company held on June 27, 2020 and was paid on July 3, 2020.

 (in ₹)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2020	2020	2019
Dividend per share (par value ₹5/- each)
Interim dividend	–	8.00	–
Final dividend	–	9.50	–

3. Audited financial results of Infosys Limited (Standalone information)

  (in ₹ crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2020	2020	2019
Revenue from operations	20,325	79,047	19,131
Profit before tax	5,378	20,477	4,821
Profit for the period	4,008	15,543	3,569

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India July 15, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director